December 2, 2013

H. Roger Schwall

Assistant Director

Office of Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Valero Energy Partners LP

Amendment No. 2 to Registration Statement on Form S-1

Filed November 15, 2013

File No. 333-191259

Dear Mr. Schwall:

Set forth below is the response of Valero Energy Partners LP (the “Partnership”) to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that appeared in the Staff’s letter dated November 26, 2013 regarding the above-referenced registration statement on Form S-1. For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Partnership’s response to such comment.

General

Use of Proceeds, page 43

1.

You disclose that you “intend to use the net proceeds from this offering to pay revolving credit facility issuance costs…and [you] will retain the remainder of the net proceeds of this offering for general partnership purposes.” Based on the pricing pages you provided to us on November 21, it appears that this “remainder” will be approximately $276.2 million, or $318.3 million if the underwriters exercise their option. To the extent practicable, clarify the percentage of the funds for “general partnership purposes” that you will allocate for acquisitions or expansion capital expenditures. In addition, to the extent that you have any agreements, understandings or arrangements regarding acquisitions, we refer you to Instruction 6 to Item 504 of Regulation S-K.

Response: As discussed with the Staff, the Partnership advises the Staff that it currently does not have any identified acquisitions or expansion capital expenditures for which it will allocate any net proceeds from the offering, except in the case of expansion capital expenditures as disclosed under the caption “Estimated Distributable Cash Flow for the Year Ending December 31, 2014”, and it does not have any agreements, understandings or arrangements regarding any acquisitions.

*  *  *

The Partnership acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Partnership may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (210) 345-5817, or Gerald M. Spedale of Baker Botts L.L.P. at (713) 229-1734.

Sincerely,

/s/ Joseph W. Gorder

Joseph W. Gorder

Chief Executive Officer

Valero Energy Partners GP LLC

cc:	Gerald M. Spedale

Jay D. Browning

Lawrence M. Schmeltekopf